July 13, 2015

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:
Division of Corporation Finance
Office of International Corporate Finance

Jupai Holdings Limited .
Registration Statement on Form F-6
Registration Statement No. 333-205526

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-6 to 4:30 p.m. (Washington D.C. time) on July 15, 2015, or as soon thereafter as practicable but in any event simultaneous with the effectiveness of Form F-1 (333-204950).

By: JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director